EX-4.2
CERTIFICATE OF ELIMINATION OF THE
SERIES A-1 JUNIOR PARTICIPATING CUMULATIVE PREFERRED STOCK OF
IROBOT CORPORATION

Pursuant to Section 151(g)
of the General Corporation Law
of the State of Delaware

iRobot Corporation, a Delaware corporation (the “Company”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. That, pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Amended and Restated Certificate of Incorporation of the Company, as theretofore amended (the “Certificate of Incorporation”), the Board of Directors of the Company, by resolution duly adopted, authorized the issuance of a series of 150,000 shares of Series A-1 Junior Participating Cumulative Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”), and established the voting powers, designations, preferences and relative, participating, optional or other rights, if any, or the qualifications, limitations or restrictions thereof, and, on November 22, 2005, filed a Certificate of Designations (the “Certificate of Designations”) with respect to such Preferred Stock in the office of the Secretary of State of the State of Delaware (the “Secretary of State”).

2. That no shares of said Preferred Stock are outstanding and no shares thereof will be issued subject to said Certificate of Designations.

3. That the Board of Directors of the Company has adopted the following resolutions:

RESOLVED:
That the President and Chief Executive Officer, Chief Financial Officer, Chief Legal Officer and Secretary of the Corporation (the “Authorized Officers”) be, and each of them hereby is, authorized in the name and on behalf of the Corporation to execute an amendment and termination of the Shareholder Rights Agreement (the “Shareholder Rights Agreement”), dated as of November 15, 2005, with Computershare Trust Company, Inc., a limited purpose trust company, as Rights Agent (the “Rights Agent”), containing substantially the terms and conditions discussed at this meeting, with such other provisions and modifications as the Authorized Officers executing the same shall approve as being in the interests of the Corporation and its shareholders, such approval to be conclusively evidenced by the execution and delivery of the same to the Rights Agent thereunder.

RESOLVED:
That no shares of the Corporation’s Series A-1 Junior Participating Cumulative Preferred Stock, par value $0.01 per share (the “Series A-1 Preferred Stock”), have been issued or are outstanding and that no shares of the Series A-1 Preferred Stock will be issued subject to the certificate of designations previously filed with respect to the Series A-1 Preferred Stock.

RESOLVED:
That the Authorized Officers be and hereby are authorized and directed to file a certificate setting forth this resolution with the Secretary of State of the State of Delaware pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware for the purpose of eliminating from the Corporation’s certificate of incorporation all matters set forth in the certificate of designations with respect to the Series A-1 Preferred Stock.

4. That, accordingly, all matters set forth in the Certificate of Designations with respect to the Preferred Stock be, and hereby are, eliminated from the Certificate of Incorporation, as heretofore amended, of the Company.

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IN WITNESS WHEREOF, iRobot Corporation has caused this Certificate of Elimination to be duly executed this 7th day of April, 2014.

IROBOT CORPORATION

By: /s/ Glen D. Weinstein
Name: Glen D. Weinstein
Title: Executive Vice President, Chief Legal Officer and Secretary